SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
State Registry (NIRE) 35.300.147.952

Publicly-Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby convened to attend the Extraordinary Shareholders’ Meeting (“Meeting”) to be held on January 12, 2018, at 10 a.m., on first call, at the Company's headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19º andar, to resolve on a proposal to amend Article 53 of the Company’s Bylaws, increasing from 30% to 50% the total number of Company’s shares, limit percentage set forth in items (a) and (b) of the said Article, which, if reached, binds the shareholder to carry out a public offering for the acquisition of the shares of the remaining shareholders of the Company.

This call notice is carried out at the request of the shareholders GWI Classic Fundo de Investimento em Ações, GWI High Value Fundo de Investimento em Ações, GWI Pipes Fundo de Investimento em Ações, GWI Small e Mid Caps Fundos de Investimento em Ações, GWI Leverage Fundo de Investimento em Ações – GWI Leverage FIA, GWI Asset Management S.A., GWI Real Estate Fundo de Investimento em Ações Investimento do Exterior S.A. and GWI Brazil and Latin America Master Fund (hereinafter collectively referred to as “GWI”), based on Article 123, Sole Paragraph, Item “c” of Law 6404/76.

General Information:

⇨         The proposal of statutory amendment formulated by GWI, as well as the respective reasoning, the information set forth in CVM Instruction No. 481 of December 17, 2009 and the statement of the Company’s management on the said proposal were submitted to the Brazilian Securities and Exchange Commission (CVM), through the Periodic Information System (IPE), pursuant to Article 6 of the said Instruction, and are available to the Shareholders, at the Company’s headquarters, at its Investor Relations website (www.gafisa.com.br/ri/), and on the websites of B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

⇨         The Shareholder's participation may be in person or by a duly constituted proxy.

⇨         The shareholder or its proxy must attend the Meeting with documents proving its identity.

⇨         The Shareholders that are part of the Fungible Custody of Registered Shares of – B3 S.A. – Brasil, Bolsa e Balcão and who wish to attend the Meeting must submit the updated statement of their shareholding, provided by the custodian institution in the period of 48 hours before the Meeting.

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⇨         The powers of attorney with special powers for representation of the Shareholder in the Meeting referred to in this call notice should be deposited at the Company’s headquarters at the Investor Relations Department up until January 10, 2018.

São Paulo, December 13, 2017.

Odair Garcia Senra

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 12, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer